                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                                  (Amendment No. 7)*

                                CyberGuard Corporation
-------------------------------------------------------------------------------
                                   (Name of Issuer)

                                     Common Stock
-------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                      231910100
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                                    (CUSIP Number)

                              Gary S. Kohler, President
                           Kohler Capital Management, Inc.
                                5500 Wayzata Boulevard
                               Golden Valley, MN 55416
                                   (612) 591-1134
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              (Name, Address and Telephone Number of Person Authorized
                        to receive Notices and Communications)
                                   August 24, 1998
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               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  231910100

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     (1)  Name of Reporting Person and I.R.S. Identification No.:

          Okabena Partnership K, a Minnesota general partnership   41-1642281
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     (2)  Check the Appropriate Box if a Member of a Group
                                                  (a)       [   ]
                                                  (b)       [ X ]
-------------------------------------------------------------------------------
     (3)  SEC Use Only

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     (4)  Source of Funds

          WC
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     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)                                      [     ]

          N/A
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     (6)  Citizenship or Place of Organization

          Minnesota
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Number of      (7)  Sole Voting Power        170,080 shares
Shares Bene-   ----------------------------------------------------------------
 ficially      (8)  Shared Voting Power          -0-
Owned by       ----------------------------------------------------------------
Each Report-   (9)  Sole Dispositive Power       -0-
 ing Person    ----------------------------------------------------------------
  With:        (10) Shared Dispositive Power 170,080 shares
-------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

          170,080 shares
-------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     [  ]
          N/A
-------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11)
                          1.9%
-------------------------------------------------------------------------------
     (14) Type of Reporting Person

          PN

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CUSIP No.  231910100

-------------------------------------------------------------------------------

     (1)  Name of Reporting Person and I.R.S. Identification No.:

          Kohler Capital Management, Inc., a Minnesota corporation   41-1889625
-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group
                                                  (a)       [   ]
                                                  (b)       [ X ]
-------------------------------------------------------------------------------
     (3)  SEC Use Only

-------------------------------------------------------------------------------
     (4)  Source of Funds

          N/A
-------------------------------------------------------------------------------
     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d)or 2(e)                                        [  ]

          N/A
-------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization

          Minnesota
-------------------------------------------------------------------------------
Number of      (7)  Sole Voting Power           -0-
Shares Bene-   ----------------------------------------------------------------
 ficially      (8)  Shared Voting Power         -0-
Owned by       ----------------------------------------------------------------
Each Report-   (9)  Sole Dispositive Power      -0-
 ing Person    ----------------------------------------------------------------
  With:        (10) Shared Dispositive Power 170,080 shares
-------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

          170,080 shares
-------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     [  ]
          N/A
-------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11)
                          1.9%
-------------------------------------------------------------------------------
     (14) Type of Reporting Person

          CO

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ITEM 1.   SECURITY AND ISSUER

          This Amendment No. 7 (the "Amendment") is filed with respect to the common stock of CyberGuard Corporation (the "Issuer") and amends the original
Schedule 13D filed by Okabena Partnership K ("Partnership K") on December 21, 1995, Amendment No. 1 on February 9, 1996, Amendment No. 2 on May 24, 1996, Amendment No. 3 on August 2, 1996, Amendment No. 4 on December 26, 1996, Amendment No. 5 on April 2, 1997, and Amendment No. 6 on November 21, 1997.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) and (b) See Schedule 13D cover page, rows (7) through (11) inclusive and (13). In a filing with the Securities and Exchange Commission, the Issuer indicates that as of May 7, 1998, it had 8,775,228 shares outstanding.

          The sale transactions described in the table below were effected on behalf of Partnership K by its investment advisor, Kohler Capital Management, Inc., in Instinet and open market sales resulting in a change in beneficial ownership by an amount greater than 1% of the Issuer's outstanding common stock (and a reduction in aggregate beneficial ownership to less than 5%).


       Date of Sale      No. Of Shares Sold       Sale Price per Share
       ------------      ------------------       --------------------
          4/14/98             19,200                  $16.91
          7/06/98              1,800                   10.28
          7/07/98              6,000                   10.12
          8/07/98              1,300                    7.95
          8/11/98              3,000                    7.35
          8/12/98              7,400                    7.65
          8/13/98              2,000                    7.20
          8/24/98            200,000                    1.81
          8/24/98             41,000                    1.97
          8/25/98              1,120                    1.62

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit A: A copy of the written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

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                                    SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 28, 1998              OKABENA PARTNERSHIP K
                                   By: Okabena Investment Services, Inc.
                                       Its Managing Partner

                                   By:   /s/ Bruce C. Lueck
                                        -------------------------------------
                                        Bruce C. Lueck,  President



Date: August 28, 1998              KOHLER CAPITAL MANAGEMENT, INC.


                                   By:   /s/ Gary S. Kohler
                                        -------------------------------------
                                        Gary S. Kohler,  President

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                                      EXHIBIT A

                               JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that this Amendment to Schedule 13D dated August 28, 1998, relating to CyberGuard Corporation shall be filed jointly on behalf of each of the undersigned and that this Agreement may be included as an Exhibit to such joint filing.


Date: August 28, 1998              OKABENA PARTNERSHIP K
                                   By: Okabena Investment Services, Inc.
                                       Its Managing Partner

                                   By:  /s/ Bruce C. Lueck
                                       -------------------------------------
                                       Bruce C. Lueck,  President



Date: August 28, 1998              KOHLER CAPITAL MANAGEMENT, INC.


                                   By:   /s/ Gary S. Kohler
                                        -------------------------------------
                                        Gary S. Kohler,  President



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